

December 23, 2013

Via E-mail
Sterling Scott
Chief Executive Officer
GrowLife, Inc.
20301 Ventura Blvd; Suite 126
Woodland Hills, CA 91364

> **Re: GrowLife, Inc**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Form 8-K Filed June 10, 2013**
> **File No. 0-50385**

Dear Mr. Scott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Forward-Looking Statements, page 3

1.   We note disclosure that certain statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These safe harbor provisions do not apply to statements made by penny stock issuers. In future filings, please remove the reference to the safe harbor provisions for the Private Securities Litigation Reform Act of 1995, as you appear to be an issuer of penny stock. See Section 27A(b)(1)(C) of the Securities Act, as amended and Section 21E(b)(1)(C) of the Exchange Act, as amended.

Business, page 7

2.   With a view towards future disclosure, please tell us what "expendables" are.

3.   With a view towards future disclosure, please describe the sourcing of your products. For instance, do you manufacture these products in house and/or buy from third party suppliers? Describe contractual arrangements with third parties and file all material agreements as exhibits.

4.   With a view towards future disclosure, please tell us the target markets served by your new newly acquired subsidiaries.

5.   With a view towards future disclosure, please tell us the percentage of revenue generated by each of your products and brands.

Competition, page 9

6.   With a view towards future disclosure, please give us a better idea of your competitive position within your industry as well as the competitive landscape. For instance, what is your size relative to other companies?

Intellectual Property and Proprietary Rights, page 9

7.   In future filings please describe your trademarks, disclose their duration, and indicate in this section, as applicable, that they serve as collateral for your debt. See Item 101(h)(4)(vii) of Regulation S-K.

Sales of Unregistered Securities, page 17

8.   With a view towards future disclosure, please provide the information required by Item 701 of Regulation S-K for the private placement of 50,000,000 common shares. Further, please clarify whether this offering has been completed. We note that you "entered into an offering." Additionally, for each transaction described, please state briefly the facts relied upon to make the exemption from registration available. We note the final catchall paragraph in this section.

9.   With a view towards future disclosure, please tell us what consideration was paid for the July 12, 2012 sale.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19

Overview, page 19

10.   In future filings, please reconcile the subsidiaries listed in your 10-K and those listed in
        exhibit 21.1. You mention SGT, Phototron, and Greners here, in Note 1 to the financial
        statements you list SGT, Growlife Hydroponics, Urban Garden, Phototron, and Greners
        and in exhibit 21.1 Phototron, Inc., SG Technologies Corp, Growlife Hydroponics, Inc.,
        Business Bloom Inc., & Soja, Inc. With a view toward future disclosure, please list all of
        your subsidiaries, provide an organization chart and, in future filings, revise exhibit 21.1
        as applicable.

Item 10. Directors, Executive Officers and Corporate Governance, page 49

11.   In future filings, please include the business experience of each director and named
        executive officer during the past five years, including the dates of their employment and
        the name of any corporation or other organization in which such employment was carried
        on. See Item 401(e) of Regulation S-K.

12.   We note the same disclosure for Messrs. Scott, Kurilko and Manns: " . . . past
        experience, qualifications, attributes and skills led to the conclusion that [named
        executive officer or director] should serve on our Board in light of our proposed business
        and structure." In future filings, for each officer and director, please revise your
        disclosure to briefly discuss the *specific* experience, qualifications, attributes or skills that
        led to the conclusion that such person should serve as a director. See Item 401(e) of
        Regulation S-K.

Item 11. Executive Compensation, page 53

Summary Compensation Table, page 53

13.   We note disclosure of option awards made to your named executive officers. In future
        filings, please include a footnote disclosing all assumptions made in the valuation of the
        option awards by reference to a discussion of those assumptions in your financial
        statements, footnotes to the financial statements, or discussion in the Management's
        Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(vi) of Regulation S-K.

14.   We note disclosure in the "All Other Compensation" column of shares of common stock
        awarded to your named executive officers. In future filings, please include the awards of
        stock in your "Stock Awards" column pursuant to Item 402(n)(2)(v) of Regulation S-K
        and please clarify in footnote disclosure that the aggregate grant date fair value of stock
        and option awards were computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal Year-End, page 54

15.   We note disclosure that none of your executive officers exercised any options. We also note disclosure on page 53 that you awarded options to your named executive officers. In future filings, please revise to include information required by Item 402(p) of Regulation S-K.

Signatures, page 60

16.   We note your reference to the Securities Exchange Act of "1933." In future filings, please refer to the Securities Exchange Act of "1934." See the Signature section of the Form 10-K instructions.

Form 8-K Filed June 10, 2013

17.   It does not appear that you have amended this Form 8-K to provide the required financial statements and pro forma information for your acquisition of Rocky Mountain Hydroponics, LLC and Evergreen Garden Center, LLC. Please refer to Rules 8-04 and 8-05 of Regulation S-X. Please either tell us where you have provided this information or advise us when it will be provided in an amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief